FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 28, 2003

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

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Rule 12g3-2(b): 82- ......

Contents

* Press Release dated July 28, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: July 28, 2003

FINANCIAL INFORMATION

Investor Relations:
Francisco Garza
Phone: (81) 81 73 55 00
Fax: (81) 81 73 55 08
E- mail: fjgarza@savia.com.mx

 Savia reports results for Second Quarter of 2003

  Savia and Fox Paine & Company, LLC entered into definitive agreements to acquire Seminis. The overall transaction has a total enterprise value in excess of 650 million dollars.

REPORTED RESULTS

Monterrey, México, July 28th, 2003. Savia S.A. de C.V. (BMV:SAVIA NYSE:VAI) announced today its results for the second quarter of 2003.

Main Business Indicators
Million of dollars of June 2003

	Apr-Jun 2003	Apr-Jun 2002	Variation
Sales	154	167	(7%)
Gross Profit	77	76	1%
Gross Profit	50%	46%

Operating Expenses	73	71	(3%)
Operating Income	4	5	(20%)
EBIT DA	9	11	(12%)
Consolidated Net Income	(7)	15	(150%)
Majority Net Income	(7)	11	(162%)

SECOND QUARTER CONSOLIDATED RESULTS 2003

Consolidated Net Sales
 Consolidated net sales were 154 million dollars, a decrease of 7% compared to the same period last year. This reduction is primarily due to a decrease in the operations of Bionova at Culiacan, Sinaloa. Of the reported sales, 45% were denominated in dollars, 23% in euros, 17% in mexican pesos and 15% in other currencies.

Consolidated Operating Income
Consolidated operating income was 4 million dollars, a reduction of 20% compared to the same period last year. The reduction was mainly a result of the decrease in sales above mentioned as well as an increase in Seminis' operating expenses caused mainly by reserves for severance payments. The operating cash flow was 9 million dollars, 12% less than the figure reported on the second quarter 2002.

Consolidated Net Income
 Majority net loss was 7 million dollars, which represents a variation of 19 million dollars in comparison to the majority net income of 11 million reported on the second quarter 2002. Consolidated net loss was 7 million dollars, a decrease of 150% compared to the consolidated net income reached in the same period last year. This variation is mainly due to a negative impact in the exchange income.

SECOND QUARTER RESULTS 2003
FOR THE MAIN SUBSIDIARIES

Seminis
Seminis reported total sales of 113 million dollars, an increase of 4% compared to the sales reached in the same period last year. Its operating gross profit was 71 million dollars, which represents 63% of net sales. The operating income was 12 million dollars, an increase of 1 million dollars compared to the figure reported in the second quarter 2002. The operating cash flow reached 15 million dollars, an 8% of improvement over the reported in the same period last year.

Bionova
Total sales of Bionova were 34 million dollars, a reduction of 24% compared to the same period last year. This reduction is mainly due to a decrease in the operations at Culiacan, Sinaloa. Operating loss was 1 million dollars; this represents a recovery of 87% compared to the reported loss in the second quarter 2002.

CONSOLIDATED RESULTS FOR THE FIRST SEMESTER 2003

Consolidated Net Sales
The consolidated net sales were 352 million dollars, a decrease of 8% in comparison to the same period last year. This reduction was principally a result of the decrease in the operations of Bionova at Culiacan, Sinaloa. Of the reported sales, 44% were denominated in dollars, 26% in euros, 14% in mexican pesos and 16% in other currencies.

Consolidated Operating Income
Consolidated operating income reached 43 million dollars, a figure slightly below to that reported in the first semester 2002. The operating cash flow was 53 million dollars, which represents 15% of net sales.

Consolidated Net Income
 During the reported period, consolidated net income was 15 million dollars, a reduction of 57% related to the first semester last year. Majority net income decreased a 75% reaching 5 million dollars compared to 21 million dollars reported on the same period last year. This reduction is mainly the result of the negative impact of the exchange income and deferred taxes.

FIRST SEMESTER 2003 RESULTS
FOR THE MAIN SUBSIDIARIES

Seminis
During first semester 2003, Seminis reached total sales of 273 million dollars, an increase of 7 million dollars related to the same period last year. Operating gross profit was 172 million dollars, which represents a 63% of net sales. The operating income was 53 million dollars, a similar level to that reported in the same period last year. The operating cash flow totaled 60 million dollars.

Bionova
Bionova reported total sales of 61 million dollars, a decrease of 33% in comparison to the same period last year. This is a result of the reduction in the operations at Culiacan, Sinaloa. The operating net loss had a recovery of 39% related to the loss reported the first semester 2002. This recovery is mainly a result of a reduction in the operating expenses.

RELEVANT EVENTS

Savia and Fox Paine & Company entered into definitive agreements to acquire Seminis.

Seminis announced on June 2nd, 2003 that it has entered into a definitive merger agreement with entities related to Savia, S.A. de C.V. pursuant to which certain Savia related parties will acquire all of the outstanding shares of Seminis, the world's largest developer, producer and marketer of fruit and vegetable seeds. Public holders of approximately 15.8 million Seminis shares will receive $3.78 per share in the merger. Immediately following the merger, certain Savia related parties will sell to certain investment funds managed by Fox Paine & Company, LLC, a San Francisco based private equity firm, a number of the Seminis shares they will then own, representing approximately 75% of the Seminis common shares, following completion of the transactions,for $3.40 per share in cash.Certain entities affiliated with Alfonso Romo Garza, Seminis' and Savia's Chairman and Chief Executive Officer, will receive co-investment rights to purchase, subject to certain conditions, up to 34% of Seminis following the merger. Stockholders of Seminis representing in excess of 85% of the currently outstanding voting power of Seminis have entered into agreements to vote in favor of the merger. Savia shareholders provided their approval at a shareholder meeting held on April 30, 2003.

The overall transaction has a total enterprise value in excess of $650 million. The $3.78 per share price to Seminis' public stockholders represents a premium of 51% based on Seminis' closing price of $2.51 on December 13, 2002, the last closing price prior to the public announcement of the Savia letter of intent with Fox Paine regarding the overall transaction.

The Seminis Board of Directors approved the merger agreement after receiving the unanimous recommendation of a special committee of independent directors, which was formed following the announcement of the December 13, 2002 letter of intent between Savia and Fox Paine.

As part of the transaction, immediately prior to the consummation of the merger, Savia will exchange its Seminis Class C preferred shares for approximately 37.7 million shares of Seminis common stock, after which, the total number of outstanding Seminis common shares will be approximately 101.7 million. Savia expects to distribute approximately $0.53 per share to its shareholders from the proceeds of its sale of Seminis shares to Fox Paine. In addition, a portion of the proceeds will be used by Savia to settle and repay all of its currently outstanding indebtedness.

Existing management will continue to run the Company, with Mr. Romo serving as Chairman and Chief Executive Officer and Dexter Paine, President of Fox Paine, serving as Vice Chairman of Seminis.

The transaction is expected to be completed during the third quarter for the present year and is subject to certain conditions including the approval of the Seminis' shareholders, the availability of financing and certain regulatory approvals.

Savia obtains waivers to Syndicated Loan Agreement.

On May 20, 2003 Savia reached an agreement related to the Syndicated Loan Agreement by which the maturity date was extended until September 30, 2003 and obtained waivers to some financial covenants included in such agreement.

. . .

Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Seminis, a global leader in the production and marketing of fruit and vegetable seeds, Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Fox Paine & Company, LLC (www.foxpaine.com) manages investment funds in excess of US$1.5 billion, providing equity capital for corporate acquisitions, company expansion and growth programs and management buyouts. The Fox Paine funds are managed on behalf of over 50 leading international financial institutions, including major governmental and corporate pension systems, Fortune 100 companies, major life and property & casualty insurance and reinsurance companies, money center and super regional commercial banks, investment banking firms, and university endowments. Fox Paine was founded in 1997 by Saul A. Fox, a former general partner of Kohlberg Kravis Roberts & Co., and W. Dexter Paine, III, a former general partner of Kohlberg & Co.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Seminis and Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. In addition, Seminis reports its fiscal year the first quarter of October through the last of September. Savia reports its fiscal year on a calendar basis, including in its consolidated results the operations of Seminis according to calendar year.

Savia S.A. de C.V and Subsidiaries
Statement of Consolidated Results
Results for the quarter April to June 2003
Million of Mexican Pesos and Dollars, except per share and per ADR data
As of June 30, 2003 Purchasing Power
	Apr-Jun '03		Apr-Jun '02
	Pesos	Dollars	Pesos	Dollars

Net Sales	1,609	154	1,736	167
Cost of Sales	804	77	942	90
Gross Profit	805	77	793	76

Operating Expenses	760	73	737	71

Operating Income	45	4	56	5

EBIT DA	99	9	112	11

Comprehensive Financing Income
Financial Expenses	(75)	(7)	(92)	(9)
Financial Income	15	1	33	3
Exchange Income (loss)	(30)	(3)	213	20
Monetary Result	(11)	(1)	11	1

Other Expenses	(14)	(1)	(72)	(7)

Income before Tax and Profit Sharing	(70)	(7)	150	14

Provision for Income Tax and Profit Sharing	8	1	(7)	(1)

Net Income before Discontinued Operations	(78)	(7)	157	15

Discontinued Operations	0	0	0	0
Extraordinary Items	0	0	0	0

Net Income	(78)	(7)	157	15

Net Majority Income	(74)	(7)	119	11

Average Shares Outstanding (million dollars)	471		462
Net Income per Share (pesos)	(.16)		.26
Net Income per ADR (dollars)		(.06)		.10

Savia S.A. de C.V and Subsidiaries
Statement of Consolidated Results
Results for the semester January to June 2003
Million of Mexican Pesos and Dollars, except per share and per ADR data
As of June 30, 2003 Purchasing Power

	Jan-Jun '03		Jan-Jun '02
	Pesos	Dollars	Pesos	Dollars

Net Sales	3,666	352	3,965	381
Cost of Sales	1,741	167	2,050	197
Gross Profit	1925	185	1,915	184

Operating Expenses	1474	142	1,462	140

Operating Income	451	43	454	44

EBIT DA	555	53	570	55

Comprehensive Financing Income
Financial Expenses	(185)	(18)	(185)	(18)
Financial Income	29	3	58	6
Exchange Income (loss)	3	0	147	14
Monetary Result	60	6	50	5

Other Expenses	(53)	(5)	(104)	(10)

Income before Tax and Profit Sharing	304	29	420	40

Provision for Income Tax and Profit Sharing	145	14	52	5

Net Income before Discontinued Operations	159	15	368	35

Discontinued Operations	0	0	0	0
Extraordinary Items	0	0	0	0

Net Income	159	15	368	35

Net Majority Income	55	5	223	21

Average Shares Outstanding (million dollars)	469		462
Net Income per Share (pesos)	.12		.48
Net Income per ADR (dollars)		.04		.18